UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No.  )1

BAB, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

055183107

(CUSIP Number)

Frank Funds

781 Crandon Blvd. Unit 602

Key Biscayne, FL 33149
(973) 887-7698

With a copy to:

Brian J. Frank, Frank Capital Partners LLC

781 Crandon Blvd. Unit 602

Key Biscayne, FL 33149
(973) 887-7698

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 18, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1    The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05518310713DPage 2 of 12 Pages

1	NAME OF REPORTING PERSON Camelot Event-Driven Fund, a series of Frank Funds
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ohio
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0 -
	8	SHARED VOTING POWER -479,411-
	9	SOLE DISPOSITIVE POWER -0 -
	10	SHARED DISPOSITIVE POWER -479,411 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 479,411
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.60%
14	TYPE OF REPORTING PERSON IV

CUSIP No. 05518310713DPage 3 of 12 Pages

1	NAME OF REPORTING PERSON Camelot Event-Driven Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ohio
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0 -
	8	SHARED VOTING POWER -479,411-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -479,411-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 479,411
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.60%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 05518310713DPage 4 of 12 Pages

1	NAME OF REPORTING PERSON Frank Funds
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ohio
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0 -
	8	SHARED VOTING POWER -479,411-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -479,411-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 479,411
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.60%
14	TYPE OF REPORTING PERSON IV

CUSIP No. 05518310713DPage 5 of 12 Pages

1	NAME OF REPORTING PERSON Brian Frank
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0 -
	8	SHARED VOTING POWER -479,411-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -479,411-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 479,411
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.60%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 05518310713DPage 6 of 12 Pages

1	NAME OF REPORTING PERSON Thomas Kirchner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0 -
	8	SHARED VOTING POWER -479,411-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -479,411-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 479,411
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.60%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 05518310713DPage 7 of 12 Pages

1	NAME OF REPORTING PERSON Paul Hoffmeister
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0 -
	8	SHARED VOTING POWER -479,411-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -479,411-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 479,411
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.60%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 05518310713DPage 8 of 12 Pages

Item 1.	Security and Issuer.

This Statement of Beneficial Ownership on Schedule 13D (this “Statement”) relates to the Common Stock, $0.001 par value per share (the “Common Stock”), of BAB, Inc., a Delaware corporation (the “Issuer”). The Issuer reports that its principal executive offices are located at 500 Lake Cook Road, Suite 475, Deerfield, Illinois 60015.

Item 2.	Identity and Background.

(a)       This statement is filed by: (i) Camelot Event-Driven Fund (the “Fund”), a series of Frank Funds, an Ohio business trust, with respect to the shares of Common Stock directly and beneficially owned by it; (ii) Camelot Event-Driven Advisors, LLC, an Ohio limited liability company (the “Adviser”), as the investment manager of the Fund; (iii) Frank Funds, an Ohio business trust; (iv) Brian Frank, President of Frank Funds; (v) Thomas Kirchner, a Managing Member of  the Adviser; and (vi) Paul Hoffmeister, a Managing Member of  the Adviser. Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

(b)       The address of the principal office of each of the Reporting Persons is as follows:

The Fund: The Adviser: Frank Funds: Mr. Frank: Mr. Kirchner:

781 Crandon Blvd. Unit 602, Key Biscayne, FL 33149

1700 Woodlands Dr, Maumee, OH 43537

781 Crandon Blvd. Unit 602, Key Biscayne, FL 33149

781 Crandon Blvd. Unit 602, Key Biscayne, FL 33149

1700 Woodlands Dr, Maumee, OH 43537

Mr. Hoffmeister:	1700 Woodlands Dr, Maumee, OH 43537

 (c)       The principal business of the Fund is investing in securities. The principal business of the Adviser is providing investment advisory services. The principal business of Frank Funds is investing in securities. The principal occupation of Mr. Frank is serving in various capacities for Frank Funds and Frank Capital Partners LLC, a registered investment advisor.  The principal occupation of Mr. Kirchner is serving as Managing Member of the Adviser.  The principal occupations of Mr. Hoffmeister is serving as Managing Member of the Adviser and Chief Economist of Camelot Portfolios LLC.

(d)       No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 05518310713DPage 9 of 12 Pages

(f)       The Fund and Frank Funds are organized under the laws of the State of Ohio. The Adviser is organized under the laws of the State of Delaware. Mr. Frank and Mr. Hoffmeister are each U.S. citizens. Mr. Kirchner is a citizen of Germany.

Item 3.	Source and Amount of Funds or Other Consideration.

The shares of Common Stock reported as directly and beneficially owned by the Fund were purchased with working capital of the Fund (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A to this Statement, which is incorporated by reference herein. The aggregate purchase price of the 479,411 shares of Common Stock directly and beneficially owned by the Fund is approximately $333,258.98, including brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the shares of Common Stock for investment purposes, and such purchases have been made in the ordinary course of business of the Reporting Persons.

In pursuing such investment purposes, the Reporting Persons and their affiliates may further purchase, hold, vote, trade, dispose or otherwise deal in the Common Stock at times, and in such manner, as they deem advisable to benefit from, among other things, (1) changes in the market prices of the shares of Common Stock; (2) changes in the Issuer’s operations, business strategy or prospects; or (3) from the sale or merger of the Issuer. To evaluate such alternatives, the Reporting Persons will closely monitor the Issuer’s operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as other economic, securities markets and investment considerations. Consistent with their investment research methods and evaluation criteria, the Reporting Persons may discuss such matters with the management or board of directors of the Issuer, other stockholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit, and other investors. Such evaluations and discussions may materially affect, and result in, among other things, the Reporting Persons (1) modifying their ownership of the Common Stock; (2) exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements; (3) proposing changes in the Issuer’s operations, governance or capitalization; (4) pursuing a transaction that would result in the Reporting Persons’ acquisition of all or a controlling interest in the Issuer; or (5) pursuing one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

In addition to the information disclosed in this Statement, the Reporting Persons reserve the right to (1) formulate other plans and proposals; (2) take any actions with respect to their investment in the Issuer, including any or all of the actions set forth in subsections (a) through (j) of Item 4 of Schedule 13D; and (3) acquire additional shares of Common Stock or dispose of some or all of the shares of Common Stock beneficially owned by them, in each case in the open market, through privately negotiated transactions or otherwise. The Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing.

Item 5.	Interest in Securities of the Issuer.

(a) The Reporting Persons beneficially own in the aggregate 479,411 shares of Common Stock, which represents approximately 6.60% of the Issuer’s outstanding shares of Common Stock.

The Fund directly holds the number and percentage of shares of Common Stock disclosed as beneficially owned by it in the applicable table set forth on the cover page to this Statement. None of the other Reporting Persons directly hold any of the shares of Common Stock disclosed in this Statement.

The aggregate percentage of shares of Common Stock beneficially owned by each Reporting Person is based upon 7,263,508 shares of outstanding Common Stock, which is the total number of shares outstanding as of February 24, 2020 as reported in the Issuer’s Annual Report on Form 10-K, filed with the Securities and Exchange Commission on February 24, 2020.

CUSIP No. 05518310713DPage 10 of 12 Pages

The Adviser, as the investment manager to the Fund, may be deemed to beneficially own the shares of Common Stock disclosed as directly owned by the Fund. Frank Funds, of which the Fund is a series, may be  deemed to beneficially own the shares of Common Stock disclosed as directly owned by the Fund. Mr. Frank, as the President of Frank Funds, may be deemed to beneficially own the shares of Common Stock disclosed as directly owned by the Fund. Mr. Kirchner and Mr. Hoffmeister, as the Managing Members of the Adviser, may be deemed to beneficially own the shares of Common Stock disclosed as directly owned by the Fund.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(b)  The Fund beneficially owns, and has the shared power to direct the voting and disposition of, the shares of Common Stock disclosed as directly owned by it in the applicable table set forth on the cover page to this Statement. The Adviser, as the investment manager to the Fund, may be deemed to have the shared power to direct the voting and disposition of shares of Common Stock directly owned by the Fund. Frank Funds, of which the Fund is a series, may be deemed to have the shared power to direct the voting and disposition of shares of Common Stock directly owned by the Fund. Mr. Frank, as the President of Frank Funds, may be deemed to have the shared power to direct the voting and disposition of shares of Common Stock directly owned by the Fund. Mr. Kirchner and Mr. Hoffmeister, as the Managing Members of the Adviser, may be deemed to have the shared power to direct the voting and disposition of shares of Common Stock directly owned by the Fund.

(c) The transactions in the securities of the Issuer by the Fund during the past 60 days are set forth in Schedule A to this Statement and are incorporated herein by reference.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On March 23rd, 2020, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1

Joint Filing Agreement by and among Camelot Event-Driven Fund, a series of Frank Funds, Camelot Event-Driven Advisers, LLC, Frank Funds, Brian Frank, Thomas Kirchner and Paul Hoffmeister, dated March 23rd, 2020.

CUSIP No. 05518310713DPage 11 of 12 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: Msrch 27th, 2020

CAMELOT EVENT-DRIVEN FUND, A SERIES OF FRANK FUNDS
By:	/s/ Brian Frank
	Name:	Brian Frank
	Title:	President of Frank Funds

CAMELOT EVENT-DRIVEN ADVISORS, LLC
By:	/s/ Thomas Kirchner
	Name:	Thomas Kirchner
	Title:	Managing Member
FRANK FUNDS
By:	/s/ Brian Frank
	Name:	Brian Frank
	Title:	President
BRIAN FRANK
By:	/s/ Brian Frank
	Name:	Brian Frank
THOMAS KIRCHNER
By:	/s/ Thomas Kirchner
	Name:	Thomas Kirchner

PAUL HOFFMEISTER
By:	/s/ Paul Hoffmeister
	Name:	Paul Hoffmeister

CUSIP No. 05518310713DPage 12 of 12 Pages

SCHEDULE A

Transactions in the Securities of the Issuer By
Camelot Event-Driven Fund, a series of Frank Funds, During the Past Sixty Days

Transaction Date	Number of Shares Bought/(Sold)	Price Per Share ($)(1)
3/18/2020	135,400	0.6868
3/23/2020	1,200	0.6000
3/24/2020	5,000	0.6050
3/25/2020	10,000	0.6300
3/26/2020	13,000	0.7300

(1) The price per share reported is the weighted average price per share. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer, or the staff of the U.S. Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price.